Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	6th Floor – “A” Block
Tidel Park, No. 4,
Rajiv Gandhi Salai
Taramani, Chennai – 600 113, India

Tel: +91 44 6117 9000

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and for the year ended March 31, 2021 (“Statement”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and
ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information of the Company for the quarter ended March 31, 2021 and for the year ended March 31, 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP Chartered Accountants

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

S.R. Batliboi & Associates LLP Chartered Accountants

Other Matter

The Statement includes the results for the quarter ended March 31, 2021 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2021 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

/s/ S Balasubrahmanyam
per S Balasubrahmanyam
Partner
Membership No.: 053315

UDIN: 21053315AAAABI5406

Place: Chennai

Date: May 14, 2021

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2021

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl.		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	32,779	33,818	28,195	132,094	109,925
	b) License fees and service income	356	157	184	720	8,105
	c) Other operating income	372	107	138	677	474
	Total revenue from operations	33,507	34,082	28,517	133,491	118,504

2	Other income	816	628	1,274	8,011	7,432

	Total income (1 + 2)	34,323	34,710	29,791	141,502	125,936

3	Expenses
	a) Cost of materials consumed	8,163	8,453	6,543	32,663	25,565
	b) Purchase of stock-in-trade	3,266	3,211	2,261	12,523	11,172
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	208	(877)	672	(3,956)	(999)
	d) Employee benefits expense	5,456	5,715	5,166	22,701	20,302
	e) Depreciation and amortisation expense	2,107	2,124	1,923	8,350	7,892
	f) Impairment	-	97	-	150	-
	g) Finance costs	169	65	118	467	478
	h) Selling and other expenses	10,385	9,743	8,667	38,042	33,768
	Total expenses	29,754	28,531	25,350	110,940	98,178

4	Profit before tax (1 + 2 - 3)	4,569	6,179	4,441	30,562	27,758

5	Tax expense / (benefit)
	a) Current tax	788	1,108	690	5,401	4,839
	b) Deferred tax	666	634	(1,277)	3,297	(6,458)

6	Net profit for the period / year (4 - 5)	3,115	4,437	5,028	21,864	29,377

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(174)	6	85	(169)	88
	(ii) Income tax relating to items that will not be reclassified to profit or loss	62	-	(33)	62	(33)
	b) (i) Items that will be reclassified to profit or loss	78	136	(464)	994	(750)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(28)	(33)	161	(346)	259
	Total other comprehensive income	(62)	109	(251)	541	(436)

8	Total comprehensive income (6 + 7)	3,053	4,546	4,777	22,405	28,941

9	Paid-up equity share capital (face value Rs. 5/- each)	832	831	831	832	831

10	Other equity				169,005	151,088

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	18.78	26.74	30.34	131.84	177.23
	Diluted	18.73	26.66	30.28	131.46	176.88
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl.		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	8,993	7,763	7,373	33,458	26,996
	b) Global Generics	26,144	27,970	22,606	106,467	89,774
	c) Proprietary Products	251	85	16	471	7,644
	Total	35,388	35,818	29,995	140,396	124,414
	Less: Inter-segment revenue	1,881	1,736	1,478	6,905	5,910
	Total revenue from operations	33,507	34,082	28,517	133,491	118,504

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	1,227	428	438	7,486	1,465
	b) Global Generics	3,565	6,447	4,203	23,928	22,116
	c) Proprietary Products	44	(220)	(97)	(631)	6,525
	Total	4,836	6,655	4,544	30,783	30,106

	Less: (i) Finance costs	169	65	118	467	478
	(ii) Other un-allocable expenditure / (income), net	98	411	(15)	(246)	1,870
	Total profit before tax	4,569	6,179	4,441	30,562	27,758

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	"Other income" for the year ended 31 March 2021 includes
- Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.
- Rs. 516 million of preference dividend from Dr. Reddy's Laboratories S.A.

3	During the year ended 31 March 2021, the Company recorded a total impairment loss of Rs.150 million the details of which are as under:
Rs.97 million in the quarter ended 31 December 2020 on account of decreased market potential of certain products, forming part of the Company’s Global Generics segment, primarily due to higher than expected price erosion, increased competition, and higher than expected value erosion.
Rs. 53 million in the quarter ended 30 September 2020 on account of the Company’s decision to discontinue the development of certain product related intangibles in the Company’s Global Generics segment.

4	During the three months ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

5	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

6	Tax expense for the quarter ended 31 March 2021 includes an amount Rs. 627 million on account of derecognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

7	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the US Foreign Corrupt Practices Act. A legal Firm is conducting the investigation at the instruction of a Committee of the Company Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the US Department of Justice, Securities and Exchange Commission and Securities Exchange Board of India. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

8	"Revenue from operations" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million), respectively, towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

9	"Other income" for the year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

10	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:
- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;
- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies

11	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

DR. REDDY'S LABORATORIES LIMITED

12	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

13	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

14	Balance sheet	All amounts in Indian Rupees millions

	As at	As at
	31.03.2021	31.03.2020
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	35,792	37,698
Capital work-in-progress	8,771	3,841
Goodwill	853	323
Other intangible assets	21,798	6,318
Intangible assets under development	237	277
Financial assets
Investments	33,922	33,671
Trade receivables	118	1,737
Loans	12	12
Other financial assets	492	474
Deferred tax assets, net	2,548	6,129
Tax assets, net	2,151	3,073
Other non-current assets	160	138
Total non-current assets	106,854	93,691

Current assets
Inventories	28,197	21,904
Financial assets
Investments	15,972	21,184
Trade receivables	40,800	46,387
Derivative instruments	915	783
Cash and cash equivalents	13,063	392
Other financial assets	529	1,888
Other current assets	9,966	8,529
Total current assets	109,442	101,067

TOTAL ASSETS	216,296	194,758

EQUITY AND LIABILITIES
Equity
Equity share capital	832	831
Other equity	169,005	151,088
Total Equity	169,837	151,919

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	177	193
Provisions	251	545
Deferred tax liabilities, net	-	-
Other non-current liabilities	428	296
Total non-current liabilities	856	1,034

Current liabilities
Financial liabilities
Borrowings	11,809	10,436
Trade payables
Total outstanding dues of micro enterprises and small enterprises	152	55
Total outstanding dues of creditors other than micro enterprises and small enterprises	13,212	10,629
Derivative instruments	306	1,524
Other financial liabilities	12,169	13,928
Provisions	2,987	2,073
Other current liabilities	4,968	3,160
Total current liabilities	45,603	41,805

TOTAL EQUITY AND LIABILITIES	216,296	194,758

DR. REDDY'S LABORATORIES LIMITED

15	Statement of cashflows	All amounts in Indian Rupees millions

	Year ended	Year ended
	31.03.2021	31.03.2020
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities
Profit before tax	30,562	27,758
Adjustments for:
Depreciation and amortisation expense	8,350	7,892
Impairment of non-current assets	150	-
Equity settled share-based payment expense	584	521
Fair value gain on financial instruments at fair value through profit or loss	(510)	(821)
Foreign exchange loss / (gain), net	(443)	(229)
(Profit)/loss on sale/disposal of property, plant and equipment and other intangible assets, net	(4,711)	135
Interest income	(1,223)	(856)
Finance costs	467	478
Allowance for credit losses (on trade receivables and other advances)	69	95
Dividend from subsidiary, joint ventures and other entities	-	(397)
Changes in operating assets and liabilities:
Trade receivables	7,137	(10,927)
Inventories	(5,827)	(1,748)
Trade payables	2,680	368
Other assets and other liabilities, net	2,337	892
Cash generated from operations	39,622	23,161
Income taxes paid, net	(4,480)	(4,769)
Net cash generated from operating activities	35,142	18,392

Cash flows from/(used in) investing activities
Proceeds from sale of property, plant and equipment	4,900	58
Expenditures on property, plant and equipment	(8,575)	(4,262)
Expenditures on other intangible assets	(2,364)	(476)
Purchase of investments	(69,520)	(122,726)
Proceeds from sale of investments	74,861	109,186
Loans and advances (given) /repaid by subsidiaries	-	343
Payment for acquisition of business	(15,514)
Dividend income received	-	397
Interest income received	1,632	588
Net cash used in investing activities	(14,580)	(16,892)

Cash flows from/(used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	269	4
Proceeds from short-term loans and borrowings, net	1,527	4,630
Repayment of long-term loans and borrowings, net	(3,743)	(1,805)
Payment of principal portion of lease liabilities	(38)	(155)
Dividend paid (including corporate dividend tax for the year ended 31 March 2020)	(4,147)	(3,914)
Purchases of treasury shares	(1,193)	(474)
Interest paid	(618)	(527)
Net cash used in financing activities	(7,943)	(2,241)

Net increase / (decrease) in cash and cash equivalents	12,619	(741)
Effect of exchange rate changes on cash and cash equivalents	44	-
Cash and cash equivalents at the beginning of the year (1)	391	1,132
Cash and cash equivalents at the end of the year(2)	13,054	391

*	Rounded off to the nearest million.

(1)	Adjusted for bank overdraft of Rs.1 million and Rs. Nil for the years ended 31 March 2021 and year ended 31 March 2020 respectively.

(2)	Adjusted for bank overdraft of Rs. 9 million and Rs. 1 million for the years ended 31 March 2021 and year ended 31 March 2020 respectively.

16	The audited results were reviewed by the Audit Committee of the Board on 13 May 2021 and approved by the Board of Directors of the Company at their meeting held on 14 May 2021.

17	The Board of Directors, at their meeting held on 14 May 2021, have recommended a final dividend of Rs. 25 per share subject to the approval of shareholders.

18	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

19	The results for the quarter and year ended 31 March 2021 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board For Dr. Reddy's Laboratories Limited

/s/ G V Prasad
Place:	Hyderabad	G V Prasad
Date:	14 May 2021	Co-Chairman & Managing Director